

07005497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GH Traders, LLC
F/K/A
Goldenberg, Hehmeyer & Co.

OFFICIAL USE ONLY
FIRM ID NO.



SEC RECEIVED PROCESSING
APR 0 1 2007
WASH. D.C. 202 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago
(No. and Street)

Chicago (City) Illinois (State) 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher K. Hehmeyer (312) 356-6100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 **(Address)** Chicago **(City)** Illinois **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher K. Hehmeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldenberg, Hehmeyer & Co., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 27th day of February 2007

Notary Public



OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Authorized by Goldenberg, Hehmeyer & Co. and Pension GHCO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Goldenberg, Hehmeyer & Co.
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

General Partners of
Goldenberg, Hehmeyer & Co.

We have audited the accompanying statement of financial condition of Goldenberg, Hehmeyer & Co. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goldenberg, Hehmeyer & Co. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 28, 2007

Goldenberg, Hehmeyer & Co.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 5,000,229
Securities purchased under agreements to resell	43,926,251
Deposits with clearing organizations	5,370,451
Securities owned ($8,848,220 pledged)	21,355,675
Receivables from	
Customers	1,222,748
Correspondent brokers	5,331,358
Clearing organizations	8,628,045
Others	554,690
Exchange memberships and stock in clearing organizations, at cost (fair value $6,406,125)	2,458,851
Furniture, equipment, leasehold improvements, and computer software, net	9,656,627
Other assets	2,518,135
Total assets	$106,023,060

Liabilities and Partners' Capital

Liabilities	
Payables to	
Customers	$ 62,161,940
Correspondent brokers	4,032,822
Clearing organizations	394,879
Noncustomers	1,085,556
Accounts payable, accrued expenses and other liabilities	8,854,059
Total	76,529,256
Partners' capital	29,493,804
Total liabilities and partners' capital	$106,023,060

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Goldenberg, Hehmeyer & Co.'s (the "Partnership") operations include proprietary trading in futures, options on futures and government securities, and servicing the clearance and execution of futures contracts for customers located worldwide. The Partnership is a registered broker-dealer, futures commission merchant, and clearing member of principal commodity exchanges in the United States and Europe. The Partnership was formed on October 15, 1984, pursuant to the provisions of the Uniform Partnership Act of the State of Illinois.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and securities sold, not yet purchased, and open futures and options on futures contracts are carried at fair value. Unrealized gains and losses from proprietary transactions are reflected in revenue.

Commissions earned and related expenses are recognized on trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Exchange Memberships and Stock in Clearing Organizations—Exchange memberships and stock in clearing organizations are held for operating purposes and are carried at cost. Stock in exchanges not required for membership privileges is carried at fair value and is included in securities owned. Unrealized gains and losses are reflected in income.

Securities Purchased Under Agreements to Resell—The Partnership enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements; such amounts include accrued interest. The Partnership takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned, monitors the market value of the underlying collateral as compared to the related receivables, and obtains additional collateral as appropriate.

Furniture, Equipment and Leasehold Improvements—The Partnership records furniture, equipment and leasehold improvements at cost. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

Computer Software—The Partnership capitalizes costs associated with software developed for internal use. Capitalization begins when both the preliminary project stage is completed and management authorizes further funding of the project. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal use software and payroll and payroll-related costs for employees directly associated with, and who devoted time to, the development of the internal-use software. Capitalization of such costs ceases when the project is complete and ready for its intended purpose. Software is amortized on a straight-line basis over three years.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Income Taxes—No provision has been made for income taxes as the Partnership's income or loss is includable in the partners' income tax returns.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at the exchange rate on the date of the respective transaction. Operating gains or losses resulting from foreign currency transactions are included in net income. Other foreign currency gains and losses are reported in comprehensive income.

Cash Equivalents—The Partnership defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities other than fixed assets and computer software are considered financial instruments. Except for exchange memberships and stock in clearing organizations held for operating purposes, these assets and liabilities are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3 Assets Segregated and Held in Separate Accounts Under Federal and Other Regulations

At December 31, 2006, included in the statement of financial condition are assets segregated and held in separate accounts under the Commodity Exchange Act and federal and other regulations as follows:

Cash	$ 4,578,304
Securities purchased under agreements to resell	39,909,199
Deposits with clearing organizations	1,935,438
Securities owned	15,179,828
Receivable from correspondent brokers and clearing organizations	5,340,424
Total	$ 66,943,193

Included above are cash and securities of $198,620 segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Partnership operates a branch office in London, England and, accordingly, is subject to the Client Money Regulations of the Financial Services Authority. Included above are cash and receivables from correspondent brokers and clearing organizations of $1,565,743 segregated in accordance with such regulations.

Note 4 Deposits with Clearing Organizations

Deposits with clearing organizations at December 31, 2006 consist of:

Margins	
Cash	$ 494
U.S. Government securities	1,291,993
Stock in exchange clearing organization, at cost (fair value $357,200)	232,700
Guarantee deposits	
Cash	267,436
U.S. Government securities	3,577,828
Total	$ 5,370,451

Note 5 Securities Owned

Marketable securities owned at December 31, 2006 consist of:

U.S. Government securities	$ 16,909,032
Stock in exchanges	4,446,643
Total	$ 21,355,675

U.S. Government securities are on deposit with various banks and correspondent brokers. At December 31, 2006, U.S. Government securities of $8,848,220 are held as collateral with correspondent brokers. Stock in exchanges includes $1,407,854 of restricted stock that will become unrestricted in April 2007.

Note 6 Receivables and Payables

Receivable from and payable to customers arise primarily from derivative financial transactions and include gains and losses on open trades. The market value of customer owned securities and option positions held by the Partnership are not reflected in the statement of financial condition. At December 31, 2006, the fair market value of customer owned securities held was $21,303,059, of which $10,537,747 was deposited as margin with exchange clearing organizations and brokers and dealers.

Cash and financial instruments held at the Partnership's correspondent brokers collateralize amounts due to the correspondent brokers, if any, and may serve to satisfy regulatory or correspondent broker margin requirements.

Note 7 Fixed Assets and Computer Software

Fixed assets and computer software at December 31, 2006 consist of:

Furniture and equipment	$ 14,452,517
Leasehold improvements	6,631,988
Software	4,360,559
	25,445,064
Accumulated depreciation and amortization	(15,788,437)
	$ 9,656,627

Note 8 Commitments and Contingencies

The Partnership leases office space under noncancelable operating lease agreements that expire on various dates through 2018. At December 31, 2006, the aggregate minimum annual rental commitments under these leases, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2007	$ 3,340,341
2008	3,347,692
2009	3,370,340
2010	3,235,946
2011	2,756,342
Thereafter	11,090,507
Total	$ 27,141,168

At December 31, 2006, the Partnership has guaranteed bank loans of $438,968 for customers who are members of commodity futures exchanges, and $234,132 for certain individuals who are members of GHCO Partners, LLC ("Partners"), a partner of the Partnership. The guarantees for customers are secured by exchange memberships and expire on various dates through 2011. The guarantees for the members of Partners are secured by their interests in Partners and expire in 2009. In the event these parties default on their loans and the value of the collateral is insufficient to pay the loans, the Partnership would be required to perform under these guarantees.

Note 8 Commitments and Contingencies, *Continued*

The Partnership is a member of certain clearing houses and exchanges. Associated with its membership, the Partnership may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to these exchanges. While the rules governing different exchange memberships vary, in general, the Partnership's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. The Partnership has not recorded any contingent liability in the financial statements for these guarantees and management believes that any potential requirement to make payments under these guarantees is remote.

In the normal course of business, the Partnership is subject to litigation and arbitration matters. The Partnership vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Partnership's financial position.

Note 9 Indemnification

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. Management of the Partnership expects this risk of loss to be remote.

Note 10 Related Parties

Certain exchange memberships owned by the principals of the Partnership, having an aggregate market value at December 31, 2006 of $3,166,000, are registered for and assigned to the Partnership in order to provide exchange membership and other privileges.

The Partnership provides clearing services for principals. Additionally, the Partnership provides clearing and administrative services for an affiliated entity controlled by the principals of the Partnership. At December 31, 2006, the Partnership had receivables of $402,726 and payables of $1,085,556 for related party transactions.

Note 11 Employee Benefit Plan

The Partnership maintains a salary reduction 401(k) plan for qualified U.S. resident employees. In addition, the Partnership contributes to the pension plans of certain employees outside the U.S. not eligible to participate in the 401(k) plan. The Partnership may elect to match employees' contributions to these plans, subject to certain limitations, as set forth in the plan agreements.

Note 12 Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into transactions involving off-balance-sheet financial instruments, including futures and options on futures. These off-balance-sheet financial instruments, which are used to conduct trading activities and manage market risks, are subject to varying degrees of market and credit risk. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Partnership's proprietary positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The Partnership may use financial instruments to manage or offset market risk associated with derivative or other transactions. The Partnership attempts to control its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

From time to time the Partnership also has securities sold, not yet purchased and will, therefore, be obligated to acquire the securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. Also, the Partnership has entered into master netting agreements that provide for net settlement of certain transactions.

Note 12 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Customer Activities—The Partnership's customer activities include the acceptance and clearance of futures contracts and options on futures contracts for its customers, primarily institutional and commercial organizations and exchange members. The Partnership guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. These activities may expose the Partnership to off-balance-sheet risk in the event a customer is unable to fulfill its contracted obligation. The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary. The Partnership also establishes credit limits for customers engaged in commodity futures activities, which are monitored daily. Management believes that the margin deposits and collateral held at December 31, 2006 were adequate to minimize the risk of material loss that could be created by positions held at that time.

Concentration of Credit Risk—The Partnership engages in various trading activities with broker-dealers, banks and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Partnership's policy to monitor the creditworthiness of each counterparty and financial institution with which it conducts business.

The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes that the Partnership is not exposed to any significant credit risk on cash.

Note 13 Net Capital Requirements

The Partnership is subject to the rules and regulations, including the minimum net capital requirements, of several commodities and securities organizations, including the Commodity Futures Trading Commission (the "CFTC"), the National Future Association (the "NFA") and the Securities and Exchange Commission (the "SEC"). Under the CFTC Net Capital Requirements (Regulation 1.17) and the NFA Rules (Rule 7001), the Partnership is required to maintain "net capital" equal to the greater of $500,000, or the sum of 8 percent of customer and 4 percent of noncustomer "risk maintenance margin" requirements on all positions, as these terms are defined. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $500,000 or 2 percent of "aggregate debits," or 4 percent of "funds required to be segregated and secured," as these terms are defined. Net capital changes daily, but as of December 31, 2006, under the more stringent of these rules, the Partnership had net capital and net capital requirements of approximately $10,410,000 and $3,145,000, respectively. The Partnership is also subject to minimum net capital requirements of up to $2,500,000 for clearing and trading privileges. The net capital requirements may effectively restrict the withdrawal of partners' capital.

Note 14 Subsequent Event

On February 16, 2007, the assets and liabilities of the Partnership's proprietary business were distributed to a now former general partner. Immediately thereafter, GHP1 Inc. and GHP2, LLC, both wholly owned subsidiaries of Penson Worldwide, Inc., purchased the General Partners' interests of the Partnership that pertain to its clearing business. The Partnership was renamed Penson GHCO and will continue to operate as a futures commission merchant. In anticipation of these events, the Partnership retired the members' guaranteed bank loans subsequent to year end.

END